12-NOV-2003 17:25 FROM


LIBERTY
INTERNATIONAL

03 NOV 12 AM 7:21


03045706

SUPPL

VIA FAX

November 11, 2003

PROCESSED
APR 16 2004
THOMSON FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Schedule 11 Notification of Directors and Connected Persons and Schedule10 Notification of Major Interests in Shares'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

4/15

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company
   Liberty International PLC

2. Name of director
   Mr D Gordon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
   Beneficial interest of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   HSBC Global Custody

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
   Purchase of Shares

7. Number of shares/amount of stock acquired
   56,023

8. Percentage of issued class
   0.018%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
    Ordinary Shares

12. Price per share
    637p

13. Date of transaction
    07/11/03

14. Date company informed
    10/11/03

15. Total holding following this notification
    36,645,831

16. Total percentage holding of issued class following this notification
    11.73 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Total percentage holding of issued class following this notification

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries
Kerin Williams
020 7887 7108

25. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 11/11/03

SCHEDULE 10 FILE NO: 82-34722

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	Mrs W D APPELBAUM

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	Capital Nominees (Pty) Ltd

5. Number of shares acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
109,178	0.035%		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	07/11/03	10/11/03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
18,742,072 ORDINARY SHARES	6.00%

14. Any additional information	15. Name of contact and telephone number for queries
	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
KERIN WILLIAMS DEPUTY COMPANY SECRETARY
Date of notification 11 November 2003